UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

XCORPOREAL, INC.
formerly known as Pacific Spirit Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

694839-10-1
(CUSIP Number)

John C. Kirkland, Esq.
Greenberg Traurig, LLP
650 Town Center Drive, Suite 1700
Costa Mesa, California 92626
(714) 708-6500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Consolidated National, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRS : 20-2666957

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With
		7	SOLE VOTING POWER 9,600,000

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 9,600,000

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%

14	Type of Reporting Person: OO - Limited liability company

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terren S. Peizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7	SOLE VOTING POWER 9,600,000

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 9,600,000

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%

14	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates common stock, par value $0.001 par value per share, of Xcorporeal, Inc. (formerly known as Pacific Spirit Inc.), a Nevada corporation (the “Issuer”). The principal executive office of the issuer is located at 11640 96A Avenue, Surrey, British Columbia, Canada V3V 2A1.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by Consolidated National, LLC, a California limited liability company (“Consolidated”), and Terren S. Peizer, a citizen of the United States of America (“Peizer”). (Consolidated and Peizer are sometimes collectively referred to as the “Reporting Persons”). Peizer is the Chairman of the Board of Issuer, and is the sole member of Consolidated which provides investment capital to companies. The business address of the Reporting Persons is Terren S. Peizer, c/o Consolidated National, LLC, 11150 Santa Monica Blvd., Suite 1500, Los Angeles, California 90025.

During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Pursuant to a Contribution Agreement dated August 31, 2006 by which Consolidated contributed certain of its assets to the Issuer, Consolidated received 9,600,000 shares of common stock from the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons intend to hold the securities of the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 9,600,000 shares of common stock of the Issuer, representing approximately 96% of the shares of common stock outstanding. Consolidated directly beneficially owns all of such 9,600,000 shares. Peizer, as the sole member of Consolidated, may be deemed to have indirect beneficial ownership of the shares of common stock directly beneficially owned by Consolidated.

(b) Consolidated, which is owned and controlled by Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by Consolidated in Item 5(a) hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 1, 2006	CONSOLIDATED NATIONAL, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Member

Date: September 1, 2006	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).